CHAPMAN AND CUTLER LLP                                  111 WEST MONROE STREET
                                                       CHICAGO, ILLINOIS 60603


                                 April 8, 2011


VIA EDGAR CORRESPONDENCE
------------------------
Houghton Hallock
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:       First Trust Exchange-Traded AlphaDEX(R) Fund II
                        (File Nos. 333-171759, 811-22519)
                -----------------------------------------------------


Dear Mr. Hallock:

      This letter responds to your letter dated March 8, 2011, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 19, 2011. The Trust consists of the First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund, First Trust Europe AlphaDEX(R) Fund, First Trust Latin America AlphaDEX(R) Fund, First Trust Brazil AlphaDEX(R) Fund, First Trust China AlphaDEX(R) Fund, First Trust Japan AlphaDEX(R) Fund, First Trust South Korea AlphaDEX(R) Fund, First Trust Developed Markets Ex-US AlphaDEX(R) Fund and First Trust Emerging Markets AlphaDEX(R) Fund (each, a "Fund," and collectively, the "Funds").

      This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.

                                    GENERAL

COMMENT 1

      We note that a substantial portion of the summary information for each Fund is identical or substantially similar and, as a result, raise essentially the same issues. Accordingly, please consider our comments on the summary information for the first Fund described in the prospectus, the First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund (the "Asia Pacific Ex-Japan Fund"), to apply similarly to each of the other Funds.

RESPONSE TO COMMENT 1

      We have duly noted that comments on the summary information for the first Fund described in the prospectus, the First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund (the "Asia Pacific Ex-Japan Fund"), applies similarly to each of the other Funds. Accordingly, our responses shall apply similarly to each of the Funds.

                                   PROSPECTUS

COMMENT 2 - COVER PAGE

      The cover page includes substantial disclosure that does not appear to be required as a condition of any exemptive relief permitted or required by Item l(a) of Form N-1A. Please revise the cover page to limit, to the extent possible, the information it contains to disclosure required by applicable exemptive relief and items listed in Item 1(a) of Form N-lA. See General Instruction (c)(3)(a) of Form N-1A.

RESPONSE TO COMMENT 2

      The prospectus has been revised in response to this comment.

COMMENT 3 - INVESTMENT OBJECTIVE

      The Asia Pacific Ex-Japan Fund seeks investment results generally corresponding to an equity index called the Defined Asia Pacific Ex-Japan Index (the "Index"). The Index is in a family of indexes developed, maintained and sponsored by Standard & Poor's Financial Services LLC ("S&P"), and was designed by S&P to select stocks from another index, the S&P Asia Pacific Ex-Japan BMI Index (the "Asia Pacific Ex-Japan BMI Index"), comprising the Index.

      Given S&P's important role as sponsor of the Index, and the fact that S&P is cited in the full name of the Asia Pacific Ex-Japan BMI Index, please supplementally confirm that S&P is not included in the Index's full name and briefly explain the reasons, if any, why not.

RESPONSE TO COMMENT 3

      S&P owns all rights to the Index and the reasons for not including the "S&P" in the name of the Index is unknown to the Fund.

COMMENT 4 - FEE TABLE

      On page 1, please insert the words "percentage of the" between the words "as a" and "value" in the parenthetical that follows the heading "Annual Fund Operating Expenses."

RESPONSE TO COMMENT 4

      The prospectus has been revised in response to this comment.

COMMENT 5 - FEE TABLE

      If the percentage amounts to be added to the fee table will not include any amount for a 12b-l fee, please revise footnote 1 by inserting the words "that permits it to pay up to 0.25% per annum" immediately after the words "a 12b-l plan." However, if a 12b-l fee will be shown in the table, please delete footnote 1, because Form N-lA would not require or permit it.

RESPONSE TO COMMENT 5

      The prospectus has been revised in response to this comment.

COMMENT 6 - FEE TABLE

      Please delete the word "net" before the words "annual operating expenses" in the second sentence of the Example. Please also change the second sentence by adding "and thereafter at 1.05% to represent the imposition of the 12b-1 fee of 0.25% per annum of the Fund's average daily net assets." Delete the next sentence.

RESPONSE TO COMMENT 6

      The prospectus has been revised in response to this comment.

COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      The prospectus states, at page 1, that 90% of the "net assets" of the Asia Pacific Ex-Japan Fund will be invested in common stocks that comprise the Index, which S&P will select from stocks comprising the Asia Pacific Ex-Japan BMI Index.

      (a) Please insert the words "plus the amount of any borrowings for investment purposes" immediately following "net assets" as Rule 35d-l provides.

      (b) Please specify the number of countries whose companies are included in the Index, and, either here or subsequently in the prospectus, as appropriate, the number and names of countries in the Index in which the Fund intends to invest principally.

      (c) Please specify the number of stocks, and other types of securities, if any, included in the Asia Pacific Ex-Japan BMI Index, either in this section or subsequently in the prospectus, at page 39, under "Index Information - First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund." See also Comment 14, below.

      (d) The prospectus states, at page 28 under the heading "Investment Strategies," that in certain cases the Funds may invest in securities that are not included in their respective Indices and use futures or derivative instruments.

             (i) Please briefly describe in the summary section for the Asia Pacific Ex-Japan and other Funds, as appropriate, the circumstances under which the Asia Pacific Ex-Japan and other Funds expect to invest in securities not included in their respective Indices.

            (ii) Please also identify the futures and derivatives instruments each Fund expects to use principally and how each Fund expects to use them. See letter dated July 30, 2010, to the Investment Company Institute selling forth the Division's views on derivatives-related disclosure.

      (e) Please explain the reasons for the delay of five business days before changes to the Index will be effective after the Index is rebalanced and reconstituted at the end of each semi-annual period.

RESPONSE TO COMMENT 7

      (a) The prospectus has been revised in response to this comment.

      (b) The prospectus has been revised to reflect the number of countries that are represented in the Index and consequently, in the Fund.

      (c) The "Index Information" in the prospectus has been revised in response to this comment.

      (d) (i) The prospectus has been revised in response to this comment.

            (ii) The Fund does not intend to use futures and derivative instruments as a part of its principal investment strategies.

      (e) The delay of five business days before changes to the Index will be effective is pursuant to the license agreement for the Index, which states that with respect to each Index changes are effective at the open on the sixth business day following the end of each semi-annual period.

COMMENT 8 - PRINCIPAL RISKS

      Market Risk. The last sentence in this section states that smaller market capitalization companies are generally subject to additional market risk. Please either delete this sentence or briefly note in the principal strategy section the extent to which the Asia Pacific Ex-Japan Fund expects to invest in such companies, based on the extent to which they are represented in the Index.

RESPONSE TO COMMENT 8

      The sentence has been deleted because the Funds will not have any significant exposure to smaller market capitalization companies.

COMMENT 9 - PRINCIPAL RISKS

      Non-Diversification Risk. Please indicate what risk is involved.

RESPONSE TO COMMENT 9

      The prospectus has been revised in response to this comment.

COMMENT 10 - PRINCIPAL RISKS

      Non-U.S. Securities and Emerging Markets Risk. (a) This section of the summary for each Fund, including the Asia Pacific Ex-Japan Fund, states that the Fund invests in U.S. dollar-denominated securities of non-U.S. issuers traded in the United States. We question whether this particular risk applies to certain Funds, such as the First Trust China AlphaDEX(R) Fund, and, if not, should be deleted or appropriately revised to reflect the Fund's individual situation.

      (b) We also question whether it is appropriate to refer to Emerging Markets Risk as a principal risk in this section of the summary for certain Funds, including, for example, the First Trust China AlphaDEX(R) Fund.

RESPONSE TO COMMENT 10

      (a) For each of the First Trust Brazil AlphaDEX(R) Fund, First Trust China AlphaDEX(R) Fund, First Trust Japan AlphaDEX(R) Fund, First Trust South Korea AlphaDEX(R) Fund, we have deleted the general non-U.S. securities risk and replaced it with disclosure that appropriately reflects each Fund's individual situation. For the remaining Funds, we believe that the non-U.S. securities risk is appropriate because several countries may be represented in such Funds and the disclosure appropriate applies to such Funds' circumstances.

      (b) Our research indicates and the Fund's advisor has informed us that China is an emerging market economy. Accordingly, the emerging market disclosure has been added to "China Risk" in the summary for the First Trust China AlphaDEX(R) Fund.

COMMENT 11 - PRINCIPAL RISKS

      Depositary Receipts Risk. (a) Please include a brief description in the principal strategies section of the extent to which the Asia Pacific Ex-Japan Fund, and other Funds, expect to invest in depositary receipts included in their respective Indices, BMI Indices, or otherwise. For each Fund that does not expect to invest in depositary receipts as a principal strategy, please either delete or explain to us supplementally why the section titled "Depositary Receipts Risk" is necessary.

      (b) Please integrate the information on pages 29-30 of the prospectus, to the effect that investments in depositary receipts of certain countries may involve unspecified "adverse consequences," with the summary disclosure of the particular risks of these investments for each Fund, particularly the First Trust Brazil AlphaDEX(R) Fund, at page 11.

RESPONSE TO COMMENT 11

      (a) The depositary receipts risk language has been deleted because the Funds will not principally invest in depositary receipts.

      (b) The depositary receipts risk language on pages 29-30 has been revised and abbreviated because the Funds will not have any significant exposure to depositary receipts.

COMMENT  12 - PRINCIPAL RISKS
      Asia Pacific Risk. (a) Please revise this section to describe the specific risks of the Asia Pacific Ex-Japan Fund's investments in the Asia Pacific Region (that are not otherwise included in foreign/international investing generally).

      (b) As a related comment, please also review comparable country or regional risk disclosure respecting each of the other Funds and revise that information, as appropriate, to describe the specific risks of the Fund's investments in the particular country or region.

      (c) Furthermore, in some cases the disclosure of country or regional risks for a Fund appear to involve a principal strategy that should be disclosed as such in the summary section. For example, the section titled "China Risk," a principal risk of the First Trust China AlphaDEX(R) Fund, includes a statement that the Fund invests in "H shares." This information should be included in the summary disclosure of the Fund's principal strategies, and, in addition, the risks of these investments should be briefly described in the "China Risk" section.

RESPONSE TO COMMENT 12

      (a) The prospectus has been revised in response to this comment.

      (b) The prospectus has been revised in response to this comment.

      (c) The prospectus has been revised in response to this comment.

COMMENT 13 - INDEX PROVIDER

      The prospectus states, at page 38, that the Fund's distributor, First Trust Portfolios L.P., has licensed the AlphaDEX(R) stock selection method to S&P and that S&P has exclusive rights to select stocks included in the Indices.

The prospectus further states, at page 39, that S&P designed the Index to "objectively identify" and select stocks from the Asia Pacific Ex-Japan BMI Index using the AlphaDEX(R) methodology.

      Please provide more information about these arrangements to help us understand them better, particularly with respect to the following:

             (a) the AlphaDEX(R) stock selection methodology, including the criteria used to "objectively identify" stocks in the Asia Pacific Ex-Japan BMI Index to be selected for the Index;

             (b) the means and extent of S&P's use of the AlphaDEX(R) method to develop and maintain the Index; and

             (c) the extent to which S&P may be constrained or, alternatively, freely able to exercise discretion in using the AlphaDEX(R) methodology to select individual stocks for the Index.

RESPONSE TO COMMENT 13

      (a) The prospectus has been revised in response to this comment. For additional information regarding the AlphaDEX methodology, please refer to the website

http://www.ftportfolios.com/retail/display.aspx?P=ETFWhatIsAlphadex.

      (b) The prospectus has been revised in response to this comment.

      (c) The prospectus has been revised in response to this comment.

COMMENT 14 - INDEX INFORMATION

      Please provide additional details about the Asia Pacific Ex-Japan BMI Index, and the comparable BMI Index for the other Funds, including their creation and maintenance, as well as the methods used to select stocks, or other securities, included in the those Indices.

RESPONSE TO COMMENT 14

      The prospectus has been revised in response to this comment.

                      STATEMENT OF ADDITIONAL INFORMATION

COMMENT 15

      Please change the statement of concentration policy for each Fund, at page 5, to clarify that the Funds will concentrate in an industry or group of industries if the Index concentrates in that industry or group of industries and will not concentrate in any industry if the Index is not so concentrated.

RESPONSE TO COMMENT 15

      The statement of additional information has been revised in response to this comment.

COMMENT 16

      Please add the phrase "during the past 5 years" to the end of the caption for the column listing other board positions held by trustees in the table at page 21.

RESPONSE TO COMMENT 16

      The statement of additional information has been revised in response to this comment.

                                      ***


TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                       Sincerely yours,

                                       CHAPMAN AND CUTLER LLP



                                       By: /s/ Morrison C. Warren
                                           ---------------------------------
                                           Morrison C. Warren